Exhibit 99.45

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 32

HudBay Minerals releases second quarter 2009 results; announces intention to implement a normal course issuer bid

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management’s Discussion and Analysis, and mine statistics, please visit the company’s website, www.hudbayminerals.com.

Highlights

•	Positive operating cash flow (before changes in non-working capital) of $28.9 million[1];

•	Revenues of $197.7 million;

•	Cash and cash equivalents of $846.0 million;

•	Strategic plan announced in June 2009; and

•	Board approval received to file a normal course issuer bid for up to 9.0% of HudBay’s common shares.

Toronto, Ontario, August 6, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today released its unaudited second quarter 2009 results. Net earnings in the second quarter were $89.4 million compared with $33.2 million in the second quarter of 2008. The higher earnings primarily reflect a gain of $99.9 million arising from the disposition in May 2009 of HudBay’s shareholding in Lundin Mining Corporation (“Lundin Mining”). Partially offsetting this gain was the impact of significantly lower realized prices for copper and zinc in 2009 compared to the same quarter in 2008 and a foreign exchange loss of $14.7 million resulting from Canadian dollar appreciation.

Operationally, strong production from HudBay’s 777 mine and overall solid operating cost performance offset challenging mining conditions in the Trout Lake mine. HudBay has also made significant progress strategically, outlining its strategic plan to grow the company in June 2009 and also announcing today a new subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”) to further explore and develop Aquila’s Back Forty project in Michigan. Financially, HudBay’s cash position was strengthened during the quarter by $235.7 million in proceeds from the Lundin Mining disposition, leaving HudBay with a total of $846.0 million in cash and cash equivalents and no debt, a strong base from which to carry out HudBay’s strategic plan.

HudBay’s board of directors has also approved a normal course issuer bid (“NCIB”) on the Toronto Stock Exchange which, subject to regulatory approval, would enable HudBay to take advantage of opportunities that may arise from time to time to acquire its own shares at attractive prices.

The NCIB is expected to permit HudBay to acquire up to approximately 13.7 million common shares or up to 9.0% of the total common shares outstanding of HudBay during the 12 months following approval of the filing by the Toronto Stock Exchange. The filing of the NCIB does not commit HudBay to repurchase a fixed number of its common shares; rather, HudBay intends to utilize the NCIB opportunistically to repurchase shares from time to time. HudBay’s management and board remain committed to pursuing growth organically and through acquisitions, as outlined in the company’s strategic plan.

“During the past quarter we made good progress in all aspect of our business,” said Peter R. Jones, HudBay’s chief executive officer. “Our management and board transition is complete, and we are focused on executing the initiatives set out in our strategic plan. HudBay is well positioned to grow organically through the Lalor and Fenix projects and our growth profile has been enhanced with the acquisition of the joint venture opportunity with Aquila.”

Financial Highlights

($000s except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Revenue	197,657	284,035	359,441	555,672
Earnings before tax	104,705	64,542	99,425	111,139
Net earnings	89,415	33,202	85,457	54,754
EBITDA [1,2]	28,598	86,351	44,091	157,316
Operating cash flow [1,3]	28,865	70,721	42,837	141,372
Basic earnings per share	0.58	0.26	0.56	0.43
Cash, cash equivalents and short-term investments [4]	845,956	728,986	845,956	728,986

Total assets [4]	1,972,198	1,562,927	1,972,198	1,562,927

[1]

EBITDA and operating cash flow before changes in non-cash working capital are non-GAAP measures and may not be comparable to similar data presented by other mining companies. See “Non-GAAP Measures” in our Management’s Discussion and Analysis for the second quarter of 2009

[2]	EBITDA represents earnings before interest, taxes, depreciation and amortization, loss on derivative instruments, exploration, and interest and other income
[3]	Operating cash flow before changes in non-cash working capital
[4]	At June 30

Flin Flon Copper Smelter Anticipated Closure

On June 18, 2009, HudBay announced that we expect to close our Flin Flon copper smelter before July 1, 2010, and the White Pine Copper Refinery (“WPCR”) shortly thereafter. The impact on HudBay’s ongoing financial results is expected to be minimal, as the processing costs from the sale of concentrates are expected to be similar to existing costs. Further, the smelter is part of an integrated complex and reclamation costs, which have been fully accounted for on the company’s balance sheet, will occur only when the entire Flin Flon metallurgical complex ultimately shuts down. HudBay anticipates employee reductions as a result of the closure to be approximately 225 in Flin Flon and 65 at the WPCR, and has accrued a severance provision of approximately $6.1 million in June 2009 corresponding with the estimated contractual obligations upon severance. Actual severance costs may vary significantly from this amount depending on the implementation of employee reductions. In addition, the carrying values of the smelter and copper refinery at June 30, 2009 were $29.3 million and $20.1 million respectively; HudBay has increased the rates of depreciation so that these carrying values, net of salvage values, are fully depreciated by the respective closure dates.

Disposition of Lundin Mining Shares

On May 26, 2009, HudBay completed the previously announced sale of its 16.7 per cent stake in Lundin Mining to GMP Securities L.P., for cash proceeds of approximately $235.7 million, representing a gain of approximately $99.9 million.

Financial and Operating Results

Net Earnings

For the second quarter of 2009, HudBay recorded net earnings of $89.4 million, reflecting a $56.2 million increase from the second quarter of 2008. The principal reason for the increase was a gain of $99.9 million on the disposition of our interest in Lundin Mining. Other significant variances affecting net earnings were:

•	Lower revenues decreased earnings before tax by $86.4 million;

•	Lower operating costs increased earnings before tax by $42.9 million;

•	Changes in foreign exchange gains and losses decreased earnings before tax by $14.9 million;

•	Reduced tax expense in the second quarter of 2009, as a result of reduced operating income and other factors, increased net earnings by $16.1 million.

Year-to-date 2009 net earnings of $85.5 million reflected a $30.7 million increase from year-to-date 2008. Significant variances were:

•	Lower revenues decreased earnings before tax by $196.2 million;

•	Lower operating costs increased earnings before tax by $93.7 million;

•	Changes in foreign exchange gains and losses decreased earnings before tax by $11.0 million;

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News Release 2009 – No. 32: HudBay Minerals releases second quarter 2009 financial results

•

Decreases in other expenses increased earnings before tax by $2.3 million, mainly due to decreases in depreciation and amortization of $2.8 million and decreases in stock-based compensation of $4.8 million, partially offset by increases in general and administrative expense of $4.9 million, which related to merger and acquisition activity, severance and other corporate activities;

•

Other items increased earnings before tax by $99.5 million, including the Lundin Mining disposition gain of $99.9 million, decreases in interest and other income of $11.5 million and decreases in exploration expenses of $9.9 million; and

•	Reduced tax expense in 2009, as a result of reduced operating income and other factors, increased net earnings by $42.4 million.

Operations

Production is on track to meet overall 2009 targets, although zinc production from HudBay sources is expected to be at the lower end of the previously announced guidance of 75,000 - 90,000 tonnes in 2009. Mine production for the second quarter was 576,779 tonnes of ore, compared to 767,005 tonnes for the same quarter in 2008 due to the lower production from the Chisel North and Balmat mines resulting from the suspension of both operations. Ore grade for zinc was 3.46%, and for copper was 2.08%, as compared to 5.49% for zinc and 1.72% for copper for the same quarter in 2008. Lower production from Balmat and Chisel North negatively impacted average zinc grades and positively impacted average copper grades.

In line with the reduced mine output, second quarter production from our zinc plant decreased to 23,999 tonnes, compared to 26,436 tonnes in the same quarter of 2008. Unit operating costs decreased by 5% to 31.3¢/lb., reflecting lower costs for consumables and other cost containment efforts.

Non-recycled copper production in the second quarter was lower by 11% due primarily to lower availability of economic purchased concentrate. The smelter’s unit operating costs, which exclude recycled production, decreased by 18% to 32.3¢/lb. of copper produced, the impact of lower production being more than offset by the reduction in costs for heavy fuel oil.

Gold and silver production in the quarter decreased 15% and 6%, respectively, due mainly to lower head grades.

For the quarter, our cash cost per pound of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was negative US$0.06/lb. compared to negative US$0.55/lb. in the same quarter of last year, excluding costs and sales related to Balmat and HMI Nickel (refer to “Non-GAAP Measures” on page 32 of HudBay’s second quarter MD&A). The increase was principally due to lower by-product copper credits arising mainly from lower prices, offset in part by the benefit of a weaker Canadian dollar.

Production and sales

		Three Months Ended June 30		Six Months Ended June 30
		2009	2008	2009	2008
Production
Zinc [1]	tonnes	23,999	33,672	49,639	68,382
Copper [2]	tonnes	15,521	17,384	31,760	36,656
Gold [2]	troy oz.	24,333	28,506	45,595	51,505
Silver [2]	troy oz.	490,966	524,608	1,055,841	961,521
Metal Sold
Zinc [3]	tonnes	24,473	34,802	51,422	67,718
Copper	tonnes	19,633	18,957	35,824	39,559
Gold	troy oz.	24,397	30,311	53,021	50,119
Silver	troy oz.	599,033	554,733	1,205,064	838,200

[1]	Production includes Balmat payable metal in concentrate shipped
[2]	Production excludes recycled spent anode and represents non-recycled anode production only
[3]	Zinc sales include sales to our Zochem facility and the Balmat payable metal in concentrate shipped (including to Hudson Bay Mining And Smelting Co., Limited)

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Revenue

Total revenue for the second quarter was $197.7 million, $86.4 million lower than for the same quarter last year. The decline in revenues was mainly due to lower copper and zinc prices, which reduced revenues by $76.7 million and $23.1 million, respectively, offset in part by a weaker Canadian dollar, which increased our revenues denominated in US dollars by $41.8 million. Revenues were also affected by lower Balmat concentrate sales volumes and lower gold sales volumes.

Realized Metal Prices and Exchange Rate

		Q2 2009 Average Prices [2]	Q2 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		HudBay Realized Prices [1] Six Months Ended
				Jun 30 2009	Jun 30 2008	Jun 30 2009	Jun 30 2008
Prices in US$
Zinc	US$/lb.	0.67	0.96	0.70	1.03	0.63	1.11
Copper	US$/lb.	2.12	3.83	2.22	3.79	1.98	3.64
Gold	US$/troy oz.	922	896	919	925	901	891
Silver	US$/troy oz.	13.73	17.17	13.55	17.75	12.97	17.04
Prices in C$
Zinc	C$/lb.	0.78	0.97	0.82	1.04	0.76	1.12
Copper	C$/lb.	2.47	3.87	2.60	3.82	2.38	3.66
Gold	C$/troy oz.	1,076	905	1,077	937	1,099	899
Silver	C$/troy oz.	16.03	17.35	15.85	18.00	15.75	17.22
Exchange rate	US$1 to C$	1.17	1.01	1.17	1.01	1.21	1.01

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

For the second quarter of 2009, operating expenses were $145.5 million, $42.9 million lower than the same quarter last year. Operating costs declined mainly as a result of lower purchased concentrate prices, net of the offsetting impact of a weaker Canadian dollar. Operating costs also declined as a result of the suspension of operations at the Balmat mine and the impact of weaker metals prices and earnings performance on profit sharing and net profits interest expenses. In addition, $6.1 million in costs were recorded in the second quarter of 2009 associated with employee reductions arising from the anticipated closure of the Flin Flon copper smelter and WPCR in 2010.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ209.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmifsQ209.pdf

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Conference Call and Webcast

Peter R. Jones, chief executive officer, Michael D. Winship, president and chief operating officer, and David S. Bryson, senior vice president and chief financial officer, will host a conference call to discuss the company’s second quarter results on Friday, August 7, 2009.

Second Quarter 2009 Results Conference Call and Webcast:

Date:	Friday, August 7, 2009
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3425 or 800-595-8550
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21310832#

The conference call replay will be available until midnight (Eastern Time) on August 14, 2009. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay

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undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

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